FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Clark, Charles C. (Last) (First) (Middle) 3000 Galleria Tower (Street) Birmingham, AL 35244 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Caremark Rx, Inc. CMX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2002 5. If Amendment, Date of Original (Month/Year) /	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director X Officer (give title below)	10% Owner Other (specify below)
Executive Vice President--Corporate Strategies
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, $.001 par value				1463.751	A(1)	$20,050	12,334.93	D	Carestock
Common Stock, $.001 par value					(2)		6,500	D	Joint with spouse
Common Stock, $.001 par value					(2)		30,000	D	IRA
Common Stock, $.001 par value					(2)		1,495	I	Minor daughter
Common Stock, $.001 par value					(2)		5,500	I	Minor son

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option	$18.50	5/19/97			(2)		5/19/97 (3)	5/19/07	Common Stock, $.001 par value	15,500		15,500	D
Stock Option	$3.00	9/21/98			(2)		9/21/98 (4)	9/21/08	Common Stock, $.001 par value	13,000		13,000	D
Stock Option	$3.00	9/21/98			(2)		9/21/98 (4)	9/21/08	Common Stock, $.001 par value	16,500		16,500	D
Stock Option	$3.00	9/21/98			(2)		9/21/98 (4)	9/21/08	Common Stock, $.001 par value	1,000		1,000	D
Stock Option	$4.1875	4/8/99			(2)		4/8/99 (4)	4/8/09	Common Stock, $.001 par value	50,000		50,000	D
Stock Option	$3.8750	3/8/00			(2)		3/8/00 (4)	3/8/10	Common Stock, $.001 par value	50,000		50,000	D
Stock Option	$12.25	1/12/01			(2)		1/12/01 (4)	1/12/11	Common Stock, $.001 par value	50,000		50,000	D
Stock Option	$13.21	11/7/01			(2)		11/7/01 (4)	11/7/11	Common Stock, $.001 par value	25,000		25,000	D

Explanation of Responses:

 (1) These shares were purchased through the Carestock Employee Stock Purchase Plan in 2002.  (2)  Previously reported, for information purposes only.  (3) 20% of these stock options are exercisable on the grant date, and 20% on each anniversary thereafter.  (4)  34% of these stock options are exercisable on the grant date, and 33% on each of the 1st and 2nd anniversaries of the grant date.

/s/ Charles C. Clark	1/31/03
** Signature of Reporting Person	Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002

POWER OF ATTORNEY

            Know all by these presents, that the undersigned hereby constitutes and appoints each of Sara J. Finley, in her capacity as Corporate Secretary of Caremark Rx, Inc. (the “Company”), and Irene M. Graves, in her capacity as Assistant Corporate Secretary of the Company, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)        execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of the Company, Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)        take any other action of any type whatsoever in connection with the foregoing which, in the reasonable opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney–in–fact’s reasonable discretion.

            The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney–in–fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

            This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

            IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of October, 2002.

/s/ Charles C. Clark
Charles C. Clark